Law Offices of Craig V. Butler

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Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

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cbutler@craigbutlerlaw.com

December 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 7, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

We herein provide the following responses to your comment letter dated December 3, 2018, regarding the above-mentioned Amendment No. 2 to Registration Statement on Form S-1 (the “Original Filing”) for Gofba, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A3 in conjunction with this comment response to address the comments (the “Amended Filing”).

Form S-1/A

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Recent Issuance of Unregistered Securities, page 46

1.  We note your response to prior comment 4 and reissue it in part. Please provide us a detailed analysis regarding your reliance on the exemption afforded by Section 4(a)(2) of Securities Act, including: the nature of the solicitation (i.e., how the offerees were identified and contacted), what constituted a prepayment and whether the prepayment rolled into the payment for shares.

Under Section 4(a)(2) of the Securities Act of 1933 (“Section 4(a)(2)”), the “private placement exemption”, purchasers must (i) either have enough knowledge and experience in finance and business matters to be “sophisticated investors” (able to evaluate the risks and merits of the investment), or be able to bear the investment’s economic risk, and (ii) have access to the type of information normally provided in a prospectus for a registered securities offering. Additionally, public advertising and general solicitation is generally impermissible.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

December 13, 2018

In this case, in 2017, the approximately 470 individuals that presubscribed to purchase shares of the Company whenever the Company was in a position to issue shares prior to filing a Registration Statement to go public were given a full disclosure statement (basically a private placement memorandum) with detailed information about the Company, its operations, business plan, management, business segment, capital structure, and beneficial ownership table, as well as risk factors. A subscription agreement and investor questionnaire accompanied the disclosure statement. The subscription agreement contained representations and warranties regarding the subscriber’s knowledge of the company, its operations, and its management, including a representation that they are “a sophisticated investor (able to evaluate the risks and merits of the investment) and who has a pre-existing relationship with the Company and its management, and are familiar with the Company and its operations and business plan” and are able to bear the economic risk of the investment. The approximately 350 individuals that confirmed their decision to acquire the Company’s common stock signed this subscription agreement. As a result, these investors represented to the Company that they meet the requirements of Section 4(a)(2). Additionally, there was no general solicitation and advertising related to this securities offering. All the individuals were known to one or more members of the Company’s management team and/or one or members of its Board of Directors.

For the pre-subscribers that eventually became investors in the Company in 2017 by signing the Company’s subscription agreement attached to the disclosure statement, their presubscription money was used to pay for their shares in the 2017 offering. At the time the pre-subscribers originally gave the Company money, there was also no solicitation involved with the prepayments. All of the individuals that presubscribed were known to the Company and one or more members of its management team or Board of Directors and inquired about investing in the Company. They were all familiar with the Company and its operations prior to their presubscription. As noted previously, the presubscriptions occurred over a period of more than eight years, during most of which the Company had numerous members on its Board of Directors and/or executive management team. Prior to 2017, some of the pre-subscribers requested their money back and their funds were returned and they did not become investors in the 2017 offering. Pre-subscribers that did not sign the Company's subscription agreement attached to the disclosure statement will receive a refund of their presubscription funds. Such amounts have been reflected as liabilities in the Company's financial statements.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

December 13, 2018

General

2.  Please update your financial statements to include the interim financial statements for the period ended September 30, 2018. See Rule 8-08 of Regulation S-X.

The Company has included the interim financial statements for the period ended September 30, 2018 in the Amended Filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,
/s/ Craig V. Butler
Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

December 13, 2018

[Gofba, Inc. Letterhead]

December 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 7, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

Gofba, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 12, 2018:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,
/s/ Anna Chin
Anna Chin President